                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   ----------
                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2001
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 033-64499

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Crown Crafts, Inc. 401(k) Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Crown Crafts, Inc.
                  916 South Burnside Avenue
                  Gonzales, Louisiana 70737

                               CROWN CRAFTS, INC.

                         401(k) RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                                    CONTENTS

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS                                                                                         1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                                           2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                                                 3

NOTES TO FINANCIAL STATEMENTS                                                                                           4/8

                                               SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year                                                           10

Schedule of Nonexempt Transactions                                                                                       11

                         [HENDRY & DECOSIMO LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS


The Administrative Committee
The Crown Crafts, Inc. 401(k) Retirement Savings Plan

We have audited the statements of net assets available for benefits of The Crown Crafts, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ HENDRY & DECOSIMO, LLP

Dalton, Georgia
July 11, 2002

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2001 AND 2000

--------------------------------------------------------------------------------

                                                2001            2000

ASSETS
   Investments                             $  3,466,998     $  9,380,862

   Contributions Receivable -
      Participants                                  659           81,834
                                           ------------     ------------

     Total Assets                             3,467,657        9,462,696


LIABILITIES
      Payable to Sponsor                          3,482           22,309
                                           ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS          $  3,464,175     $  9,440,387
                                           ============     ============

    The accompanying notes are an integral part of the financial statements.

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2001

--------------------------------------------------------------------------------


ADDITIONS
   Investment Income
      Interest and Dividends                                $    139,067
      Net Depreciation in Fair Value of Investments           (1,222,716)
                                                            ------------
                                                              (1,083,649)
                                                            ------------

   Contributions
      Sponsor                                                    185,366
      Rollovers                                                    6,406
      Participants                                               572,675
                                                            ------------
                                                                 764,447
                                                            ------------

        Total Additions                                         (319,202)


DEDUCTIONS
   Benefits Paid to Participants                               5,657,010
                                                            ------------


NET DECREASE                                                  (5,976,212)

NET ASSETS AVAILABLE FOR BENEFITS
   BEGINNING OF YEAR                                           9,440,387
                                                            ------------
   END OF YEAR                                              $  3,464,175
                                                            ============

    The accompanying notes are an integral part of the financial statements.

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

The following description of The Crown Crafts, Inc. 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution retirement savings plan with a cash or deferred arrangement covering substantially all employees of Crown Crafts, Inc. and affiliates (the sponsor) meeting minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1996, and initial contributions were made into the trust fund in January, 1996. The Plan was amended on September 22, 1997, to provide for the entry of employees of acquired and affiliated companies. On October 1, 1998, the Plan changed trustees and as of December 31, 1999, it offers participants ten investment options which consist of shares of the sponsor's common stock and nine portfolios of mutual funds managed by Putnam Investments. As of May 15, 2001 the Administrative Committee for the Plan has determined that Crown Crafts Stock will be closed as an Investment Product under the Plan.

CONTRIBUTIONS - The Plan allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their eligible compensation. Matching contributions are made at the discretion of the sponsor. The sponsor matches participants' elective contributions at the rate of 100% of the first 2% and 50% of the next 1% of compensation deferred by each participant. The participants direct their elective contributions and related matching contributions to several investment options. All contributions are limited to the maximum amount deductible under the applicable provisions of the Internal Revenue Code of 1986 (the Code).

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the sponsor's matching contribution, and earnings thereon less administrative expenses. Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in sponsor contributions vests ratably over a five year period. Forfeitures are applied to reduce the sponsor's matching contribution.

PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000, or such lesser amount as established by the Administrative Committee, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from
(to) Participant Loans. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions.

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION - continued

VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the sponsor's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

      COMPLETED                                           NON-FORFEITABLE
   YEAR OF SERVICE                                          PERCENTAGE
     Less than 1                                                   0%
         1                                                        20%
         2                                                        40%
         3                                                        60%
         4                                                        80%
         5                                                       100%

FORFEITED ACCOUNTS - As of December 31, 2001, forfeited nonvested accounts totaled $43,507. These accounts are used to reduce future sponsor contributions.

PAYMENT OF BENEFITS - Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested account.

HARDSHIP WITHDRAWALS - Participants may withdraw all their vested contributions in the event of hardship as defined in the Plan agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies and units of the collective investment trust are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS - The Plan presents in the statement of changes in net assets available for benefits the net appreciation and depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

RISKS AND UNCERTAINTIES - The Plan's investments consist of a combination of investment securities which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the financial statements.

PAYMENT OF BENEFITS - Benefits are recorded when paid. As of December 31, 2001, $637,292 has been allocated to participants who have elected to withdraw from the Plan but have not been paid.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - INVESTMENTS

Investments consist of the following, and those investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000, are separately identified.

                                                                     2001             2000

COMMON STOCK                                                     $         --     $      7,093
                                                                 ------------     ------------

COLLECTIVE INVESTMENT TRUST
   Putnam Stable Value Fund                                           393,946          910,549
                                                                 ------------     ------------

MUTUAL FUNDS
   Putnam Asset Allocation:  Balanced Portfolio                       348,426        1,107,469
   Putnam Asset Allocation:  Growth Portfolio                         874,223        2,277,985
   Putnam Asset Allocation:  Conservative Portfolio                   264,717          673,319
   Putnam Voyager Fund                                                376,574        1,010,370
   Putnam New Opportunities Fund                                      783,755        2,553,079
   Other Funds                                                        246,836          611,718
                                                                 ------------     ------------
                                                                    2,894,531        8,233,940
                                                                 ------------     ------------

PARTICIPANT LOANS                                                     178,521          229,280
                                                                 ------------     ------------

TOTAL INVESTMENTS                                                $  3,466,998     $  9,380,862
                                                                 ============     ============

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS - continued

During 2001, the Plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated in value as follows:

Common Stock             $         1,006
Mutual Funds                   1,221,710
                         ---------------
                         $     1,222,716
                         ===============

NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on April 14, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan sponsor pays all the administrative expenses incurred by the Plan.

NOTE 7 - PARTIAL TERMINATION

On June 14, 2001 and July 17, 2001 the plan sponsor closed two of its North Carolina manufacturing plants. On July 23, 2001, the plan sponsor sold its adult bedding division to Design Works, Inc. Most of the employees of the adult bedding division became employees of Design Works, Inc. as of that date. As a result of these events, the Plan has experienced a partial termination during the current year. Plan participants terminated as part of the events above will become fully vested in their accounts. The remaining Plan participants will continue to be vested according to the provisions in the Plan document.

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                               2001              2000

Net Assets Available for Plan Benefits per the Financial Statements        $  3,464,175      $  9,440,387
Participant Contribution Receivable                                                (659)          (81,834)
Payable to Sponsor                                                                3,482            22,309
                                                                           ------------      ------------

Net Assets Available for Plan Benefits per Form 5500                       $  3,466,998      $  9,380,862
                                                                           ============      ============

The following is a reconciliation of participant and sponsor contributions per the financial statements to the Form 5500:


                                                                              2001

Participant Contributions per the Financial Statements                     $  572,675
   Participant Contribution Receivable for 2000 Received in 2001               81,834
   Participant Contribution Receivable for 2001 Received in 2002                 (659)
                                                                           ----------

Participant Contributions per the Form 5500                                $  653,850
                                                                           ==========

Sponsor Contributions per the Financial Statements                         $  185,366
   Payable to Sponsor at December 31, 2000                                    (22,309)
   Payable to Sponsor at December 31, 2001                                      3,482
                                                                           ----------

Sponsor Contributions per the Form 5500                                    $  166,539
                                                                           ==========

                              SUPPLEMENTAL SCHEDULE

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                    SCHEDULE H, PART IV, LINE 4(i) FORM 5500

                                DECEMBER 31, 2001

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                     PLAN NUMBER: 002
--------------------------------------------------------------------------------

                                                                                                             CURRENT
     IDENTITY OF ISSUER                     DESCRIPTION OF INVESTMENT                            COST         VALUE
                                COMMON/COLLECTIVE TRUST

*   Putnam Investments          Putnam Stable Value Fund                                          **     $       393,946
                                                                                                         ---------------

                                MUTUAL FUNDS

*   Putnam Investments          Putnam Diversified Income Trust                                   **              57,840
*   Putnam Investments          Putnam Asset Allocation: Conservative Portfolio                   **             264,717
*   Putnam Investments          Putnam Asset Allocation: Balanced Portfolio                       **             348,426
*   Putnam Investments          Putnam Asset Allocation: Growth Portfolio                         **             874,223
*   Putnam Investments          Putnam International Growth Fund                                  **             162,845
*   Putnam Investments          Putnam Voyager Fund                                               **             376,574
*   Putnam Investments          Putnam New Opportunities Fund                                     **             783,755
*   Putnam Investments          Putnam Growth and Income Fund                                     **              26,151
                                                                                                         ---------------
                                                                                                               2,894,531
                                                                                                         ---------------

                                PARTICIPANT LOANS

*   Participants                8.25% - 10.00% Notes Receivable from Participants                **              178,521
                                                                                                         ---------------

TOTAL INVESTMENTS                                                                                        $     3,466,998
                                                                                                         ===============


*   A party-in-interest as defined by ERISA.

**  Cost omitted for participant directed investments.

                CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                   SCHEDULE H, PART IV, LINE 4(d) TO FORM 5500

                          YEAR ENDED DECEMBER 31, 2001

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                     PLAN NUMBER: 002
--------------------------------------------------------------------------------

                                                           DESCRIPTION OF
                                                            TRANSACTIONS
                                                         INCLUDING MATURITY
                          RELATIONSHIP OF PLAN,        DATE, RATE OF INTEREST,                                  CURRENT
   IDENTITY OF PARTY        EMPLOYEE OR OTHER            COLLATERAL, PAR OR                  PURCHASE          VALUE OF
       INVOLVED             PARTY-IN-INTEREST              MATURITY VALUE                      PRICE             ASSET

Crown Crafts, Inc.            Plan Sponsor                Overdue employee                  $ 20,322 *        $ 20,322
                                                            contributions not
                                                            timely remitted to
                                                            the Plan

* This represents a total loss of earnings on the contributions that were withheld from employees, but not remitted timely into the trust by the Plan sponsor. Sponsor remitted loss of earnings on May 3, 2001.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          CROWN CRAFTS, INC.
                                          401(k) RETIREMENT SAVINGS PLAN



                                          By: /s/ AMY VIDRINE SAMSON
                                             ----------------------------------
                                                Amy Vidrine Samson, VP & CFO

Date:   July 15, 2002